FILED BY ST. JUDE MEDICAL, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND

DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGED ACT OF 1934

SUBJECT COMPANY: ST. JUDE MEDICAL, INC.

COMMISSION FILE NO. 1-12441

St. Jude Medical, Inc.
Global Headquarters
One St. Jude Medical Drive
St. Paul, MN 55117-9913 USA
Tel 651 756 2000
sjm.com

News Release

CONTACTS:
J.C. Weigelt	Candace Steele Flippin
Investor Relations	Media Relations
Tel 651 756 4347	Tel 651 756 3029
jweigelt@sjm.com	csflippin@sjm.com

St. Jude Medical Announces Fourth Quarter Dividend

Board of Directors declare fourth quarter dividend of $0.31 per share, subject to merger closing

ST. PAUL, Minn. – Dec. 9, 2016 – St. Jude Medical, Inc. (NYSE:STJ), a global medical device company, today announced that its Board of Directors declared a fourth quarter dividend of $0.31 per common share of the Company’s stock. This dividend amount is equal to the dividend paid during the first, second and third quarters of 2016 and brings the total dividend declared for the year to $1.24 per share. The dividend is payable January 31, 2017, to shareholders of record at the close of business on January 13, 2017, provided that the Company’s pending merger with Abbott Laboratories (NYSE: ABT) is not effective before the close of business on the record date.

Abbott has fixed the same record date for its regular quarterly dividend.  Accordingly, if St. Jude Medical’s pending merger with Abbott is effective before the close of business on such record date, no St. Jude Medical dividend would be paid, and St. Jude Medical’s shareholders would receive the Abbott dividend on the Abbott shares they receive in the merger and continue to hold on such record date.  If St. Jude Medical’s pending merger with Abbott is effective after the close of business on such record date, St. Jude Medical’s shareholders would receive the St. Jude Medical dividend and would not receive the Abbott dividend on the Abbott shares they receive in the merger.

About St. Jude Medical

St. Jude Medical is a leading global medical device manufacturer and is dedicated to transforming the treatment of some of the world’s most expensive epidemic diseases. The company does this by developing cost-effective medical technologies that save and improve lives of patients around the world. Headquartered in St. Paul, Minn., St. Jude Medical employs approximately 18,000 people worldwide and has five major areas of focus that include heart failure, atrial fibrillation, neuromodulation, traditional cardiac rhythm management and cardiovascular. For more information, please visit sjm.com or follow us on Twitter @StJudeMedicalIR.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The statements made by the company are based upon management’s current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include that the merger may not be timely completed, if at all, market conditions and other factors beyond the company’s control and the risk factors and other

St. Jude Medical, Inc.
Global Headquarters
One St. Jude Medical Drive
St. Paul, MN 55117-9913 USA
Tel 651 756 2000
sjm.com

cautionary statements described in the company’s filings with the SEC, including those described in the Risk Factors and Cautionary Statements sections of the company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2016 and Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2016. The company does not intend to update these statements and undertakes no duty to any person to provide any such update under any circumstance.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to the proposed mergers, in connection with which St. Jude Medical and Abbott have filed documents with the SEC, including the filing by Abbott of a registration statement on Form S-4 on September 20, 2016, which includes a document that serves as a prospectus of Abbott, and the filing by St. Jude Medical of its Definitive Proxy Statement on September 26, 2016, which has been mailed to Company shareholders. Investors and security holders are urged to read the Definitive Proxy Statement and other documents filed or that may be filed with the SEC because they contain important information about the proposed transactions. You may obtain copies of all documents filed with the SEC regarding these transactions, free of charge, at the SEC’s website (www.sec.gov), by accessing the company’s website at http://www.sjm.com under the heading “Investors” and then navigating to the subheading titled “Reports & Filings—SEC Filings.” These documents may also be obtained free of charge from the company by requesting them by mail at St. Jude Medical, One St. Jude Medical Drive, St. Paul, MN 55117, Attention: Investor Relations, or by telephone at (651) 756-4347.